UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ATARI, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

04651M204
(CUSIP Number)

BlueBay Asset Management plc 77 Grosvenor Street, London, W1K 3JR, United Kingdom Attention: Eli Muraidekh +44 (0)20 7389 3700	With a copy to: N. Adele Hogan White & Case LLP 1155 Avenue of the Americas New York, NY 10019 (212) 819-8626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04651M204

1	Name of Reporting Person

The BlueBay Value Recovery (Master) Fund Limited.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,926,245[1]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,926,245[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,926,245[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.4%[2]
14	Type of Reporting Person (See Instructions)

[CO]

1
Represents 6,926,245 shares of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment S.A., a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc. (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds also hold 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the BlueBay Funds’ option. If the BlueBay Funds were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 54.9% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act.

2
Based solely on the 13,477,920 shares of the Issuer’s common stock outstanding as of February 11, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

CUSIP No. 04651M204

1	Name of Reporting Person

The BlueBay Multi-Strategy (Master) Fund Limited.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,926,245[3]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,926,245[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,926,245[3]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.4%[4]
14	Type of Reporting Person (See Instructions)

[CO]

3
Represents 6,926,245 shares of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment S.A., a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc. (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds also hold 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the BlueBay Funds’ option. If the BlueBay Funds were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 54.9% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act.

4
Based solely on the 13,477,920 shares of the Issuer’s common stock outstanding as of February 11, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

CUSIP No. 04651M204

1	Name of Reporting Person

BlueBay Asset Management plc
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

England & Wales
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,926,245[5]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,926,245[5]
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,926,245[5]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.4%[6]
14	Type of Reporting Person (See Instructions)

[CO]

5
Represents 6,926,245 shares of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment S.A., a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc. (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 31.5% of shares of common stock of Infogrames. The BlueBay Funds also hold 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the BlueBay Funds’ option. If the BlueBay Funds were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 54.9% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act. BlueBay Asset Management plc is the investment manager of the BlueBay Funds.

6
Based solely on the 13,477,920 shares of the Issuer’s common stock outstanding as of February 11, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on March 11, 2008 (the “Schedule 13D”), with respect to the common stock, par value $0.10 per share (the “Common Stock”) of Atari, Inc., a Delaware corporation (the “Issuer”). The Common Stock to which this Amendment No. 1 relates is held directly by California U.S. Holdings (“CUSH”), a wholly owned subsidiary of Infogrames Entertainment S.A. (“Infogrames”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Except as expressly provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following paragraphs:

In March 2008, Infogrames effected a reverse stock split pursuant to which 100 old shares with a nominal value of 0.1 Euro were exchanged for 1 new share with a nominal value of 1 Euro.

From February 29, 2008 through April 30, 2008, the Reporting Persons acquired 365,013 additional shares of Infogrames in a number of market transactions, which are set forth below:

Date of Purchase	Number of Infogrames Shares Acquired	Reason for Purchase
March 25, 2008	68,000	Ordinary course of business
March 26, 2008	117,000	Ordinary course of business
March 27, 2008	57,000	Ordinary course of business
March 28, 2008	52,500	Ordinary course of business
March 31, 2008	68,024	Ordinary course of business
April 1, 2008	2,489	Ordinary course of business

The BlueBay Funds are eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, whereby, upon redemption and exercise of the stock warrants, the BlueBay Funds could collectively hold 17,196,172 shares of common stock of Infogrames, representing approximately 54.9% of the outstanding stock (on a fully diluted basis). The Reporting Persons thereby may be deemed pursuant to Rule 13d-3(d)(1) of the Act to be beneficial owners of the Issuer’s securities held by Infogrames. The BlueBay Funds have not, and do not at this time intend to exercise such warrants and convert such bonds into shares of common stock of Infogrames. The potential percentage share ownership of Infogrames by the BlueBay Funds on a fully diluted basis decreased from the previously disclosed percentage ownership in the Schedule 13D filing due to the grant of restricted shares and/or stock options to members of the management team and to the chairman of the board of Infogrames.

On April 30, 2008, Infogrames, Irata Acquisition Corp. (the “Merger Sub”), a newly formed Delaware corporation wholly owned by CUSH, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached to the Issuer’s Current Report on Form 8-K filed on May 5, 2008 (the “Issuer Current Report”) as Exhibit 2.1 and which is incorporated herein by reference. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation. Upon consummation of the Merger, the Issuer will become a wholly owned indirect subsidiary of Infogrames.

At the effective time of the Merger, all shares of the Issuer’s Common Stock then outstanding (other than shares owned by Infogrames and shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive $1.68 per share in cash.

Infogrames and the Issuer have made customary representations, warranties and covenants in the Merger Agreement, including, among others: (i) covenants generally requiring the Issuer to conduct its business prior to the closing of the Merger in the ordinary course consistent with past practice; (ii) subject to the right of the Issuer’s board of directors to exercise its fiduciary duties, covenants restricting the solicitation of competing acquisition proposals; and (iii) covenants relating to the holding of a meeting of Issuer stockholders to vote upon the Merger and approval of the Merger Agreement notwithstanding that Infogrames owns a majority of the Issuer Common Stock sufficient to approve the Merger. There is no financing condition.

The Issuer’s board of directors approved the Merger Agreement and recommended that the Issuer’s stockholders vote in favor of the Merger Agreement. The Issuer expects to call a special meeting of shareholders to consider the Merger Agreement in the third calendar quarter of 2008 and expects to complete the transaction in the same quarter. Because Infogrames controls a majority of the Issuer’s outstanding shares, Infogrames has the power to approve the transaction without the approval of the Issuer’s other shareholders.

Under the Merger Agreement, each of the Issuer and Infogrames has certain rights to terminate the Merger Agreement and the Merger, including upon recommendation by the Issuer’s board of directors of a Superior Proposal (as defined in the Merger Agreement). Upon the termination of the Merger Agreement pursuant to specified circumstances set forth in the Merger Agreement, including upon such a change in recommendation, the Issuer must pay Infogrames a termination fee of $450,000.

In addition to entering into the Merger Agreement, on April 30, 2008, the Issuer and Infogrames entered into a Credit Agreement (the “Infogrames Credit Agreement”), a copy of which is attached to the Issuer Current Report as Exhibit 10.1 and which is incorporated herein by reference. The Infogrames Credit Agreement provides that, upon the terms and subject to the conditions set forth in the Infogrames Credit Agreement, Infogrames will loan up to $20 million to the Issuer for working capital purposes through September 30, 2008. The material terms of the Infogrames Credit Agreement are substantially similar to those of the Issuer Credit Facility.

Borrowings under the Infogrames Credit Agreement will bear an interest rate equal to the applicable LIBOR rate plus 7% per year and mature on the earlier of December 31, 2008 or the date on which the Merger Agreement is terminated pursuant to specified circumstances set forth in the Merger Agreement. The Issuer may prepay borrowings on a voluntary basis at any time without penalty subject to the Intercreditor Agreement (as defined below). The Issuer must prepay borrowings in an amount equal to (a) any net proceeds it receives as a result of incurring any indebtedness not permitted under the Infogrames Credit Agreement, (b) any net proceeds it receives from certain dispositions and from its sale of equity interests in itself or equity interests in its subsidiaries, (c) under certain circumstances, any net proceeds it receives as a result of a casualty or condemnation, and (d) at the end of each month, the amount by which the Issuer’s cash receipts exceeded its cash disbursements during the most recently ended four week budget period.

The Issuer’s obligations under the Infogrames Credit Agreement and related loan documents are secured by liens on substantially all of the Issuer’s assets. A condition precedent to any borrowings under the Infogrames Credit Agreement is the Merger Agreement remaining in effect. The Infogrames Credit Agreement contains certain covenants, including compliance with the Issuer’s budget, subject to permitted variances. Events of Default under the Infogrames Credit Agreement include any failure of the Issuer to comply with its obligations under the Merger Agreement and the occurrence of an “Event of Default” under the Issuer Credit Facility.

Infogrames’ rights under the Infogrames Credit Agreement are subject to the terms of the Temporary Liquidity Facility Intercreditor Agreement dated as of April 30, 2008 (the “Intercreditor Agreement”) by and among the Issuer, Infogrames and BlueBay HY, as Agent for the lenders party to the Issuer Credit Facility. A copy of the Intercreditor Agreement is attached to the Issuer Current Report as Exhibit 10.2 and is incorporated herein by reference. The Intercreditor Agreement requires Infogrames to refrain from exercising its rights and remedies as to its collateral for a period of 270 days (provided that, in any event, Infogrames may not exercise such rights or remedies while BlueBay HY is exercising its rights and remedies as to the collateral) and prohibits the amendment of the Infogrames Credit Agreement and related loan documents without BlueBay HY’s consent.

Prior to a default under the Infogrames Credit Agreement or the Issuer Credit Facility, Infogrames will have the right to receive the excess cash flow that otherwise would be payable by the Issuer to BlueBay HY, up to $10 million; thereafter, Infogrames and BlueBay HY will be paid on a pari passu basis. In the event of a default, Infogrames and BlueBay HY would share any recovery from the collateral or otherwise on a pari passu basis up to the amount of $10 million to Infogrames and $14 million to BlueBay HY. The second $10 million owed to Infogrames is subordinated to the BlueBay HY debt.

To permit the signing of the Merger Agreement and the establishment of the Infogrames Credit Agreement, the Issuer entered into a Waiver, Consent and Fourth Amendment, dated as of April 30, 2008 (the “Fourth Credit Facility Amendment”) to the Issuer Credit Facility, among the Issuer, the lenders party thereto and BlueBay HY as administrative agent. Under the Fourth Credit Facility Amendment, among other things, (i) the lenders agreed to waive the Issuer’s non-compliance with certain representations and covenants under the Issuer Credit Facility, (ii) the lenders agreed to consent to the Issuer’s entering into the Infogrames Credit Agreement and the Merger Agreement, and (iii) the lenders and the Issuer agreed to certain amendments to the Issuer Credit Facility with respect to the Intercreditor Agreement described above.

The description contained in this Item 4 of certain terms of the Merger Agreement, Infogrames Credit Agreement and Intercreditor Agreement (collectively, the “Agreements”) and the transactions contemplated by each of the Agreements is qualified in its entirety by reference to the full texts thereof, copies of which are attached to the Issuer Current Report as Exhibits 2.1, 10.1 and 10.2, respectively and which are incorporated herein by reference.

The Agreements have been incorporated by reference to provide investors and security holders with information regarding their respective terms and conditions and are not intended to provide any other factual information about the Issuer or the Reporting Persons. The Agreements contain representations and warranties that the parties thereto made to and solely for the benefit of each other. The assertions embodied in the Issuer’s representations and warranties are also qualified by information contained in its confidential disclosure schedules delivered in connection with the signing of certain of the Agreements. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the respective dates of the Agreements and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the respective dates thereof, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following paragraphs:

(a) If the Merger is effected as provided in the above described Merger Agreement, the Reporting Persons may be deemed pursuant to Rule 13d-3(d)(1) to have beneficial ownership of 100% of shares of the Issuer.

(b) If the Merger is effected as provided in the above described Merger Agreement, the Reporting Persons may be deemed pursuant to Rule 13d-3(d)(1) to have beneficial ownership of 100% of shares of the Issuer as to which there is a shared power to vote and a shared power to dispose.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibits:

Exhibit 99.2
Agreement and Plan of Merger, dated as of April 30, 2008, by and among Atari, Inc., Infogrames Entertainment S.A. and Irata Acquisition Corp., incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008.

Exhibit 99.3
Credit Agreement, dated as of April 30, 2008, between Atari, Inc. and Infogrames Entertainment S.A., incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008.

Exhibit 99.4
Temporary Liquidity Facility Intercreditor Agreement, dated as of April 30, 2008 by and among Atari, Inc., BlueBay High Yield Investments (Luxembourg) S.A.R.L., as Agent for the Secured Parties (as defined therein) under the BlueBay Credit Agreement (as defined therein), and Infogrames Entertainment S.A., incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2008

BLUEBAY ASSET MANAGEMENT PLC

By:	/s/ Nicholas Williams
Name: Nicholas Williams
Title: Chief Financial Officer